SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                    _____________________


                          FORM 11-K

                        ANNUAL REPORT


               Pursuant to Section 15(d) of the
               Securities Exchange Act of 1934

                    _____________________


     [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934.

         For the fiscal year ended December 31, 1999

                              OR

  [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934.

         For the transition period from _______ to ______


                Commission file number 1-7981



                   Full title of the Plan:

    AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN



Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                 AMERICAN GENERAL CORPORATION
                      2929 Allen Parkway
                    Houston, Texas  77019







AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

AUDITED FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 1999




Audited Financial Statements

  Report of Independent Auditors  . . . . . . . . . . . . . . . .    1
  Statements of Net Assets Available for Benefits . . . . . . . .    2
  Statements of Changes in Net Assets Available for Benefits  . .    3
  Notes to Financial Statements . . . . . . . . . . . . . . . . .    4


Schedules

  Schedule H, Line 4 (i) - Schedule of Assets Held for Investment
    Purposes at End of Year . . . . . . . . . . . . . . . . . . .   12
  Schedule H, Line 4 (j) - Schedule of Reportable Transactions  .   13













































                Report of Independent Auditors


Administrative Board
American General Employees' Thrift and Incentive Plan

We have audited the accompanying statements of net assets available for benefits of the American General Employees' Thrift and Incentive Plan (the
Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the
responsibility of the Plan's management.   The supplemental schedules have
been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




Houston, Texas
June 9, 2000




AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

In thousands




                                                         December 31,
						    1999             1998

Assets
  Investments (See Note C) . . . . . . . . . . .  $554,966         $548,828


  Receivables
   Employer contributions  . . . . . . . . . . .       248              290
   Participant contributions . . . . . . . . . .       286            1,157
   Interfund transfers . . . . . . . . . . . . .       738              733
   Other . . . . . . . . . . . . . . . . . . . .       140              170

    Total receivables  . . . . . . . . . . . . .     1,412            2,350

       Total assets  . . . . . . . . . . . . . .   556,378          551,178

Liabilities
  Payables
   Forfeitures . . . . . . . . . . . . . . . . .       463              182
   Excess contribution refunds . . . . . . . . .         -              891
   Excess contribution forfeitures . . . . . . .         -               76
   Interfund tranfers  . . . . . . . . . . . . .       738              733
   Other . . . . . . . . . . . . . . . . . . . .       463              339

       Total liabilities . . . . . . . . . . . .     1,664            2,221

Net assets available for benefits  . . . . . . .  $554,714         $548,957



















The accompanying notes are an integral part of these financial statements.


AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

In thousands



                                                       Years Ended
							December 31,
                                                   1999             1998

Additions to net assets
   Investment income
      Dividends  . . . . . . . . . . . . . . .  $  9,665          $  9,072
      Interest . . . . . . . . . . . . . . . .     6,549             7,187
      Net appreciation in fair value of
        investments (See Note C) . . . . . . .     9,991           124,048
          Total investment income  . . . . . .    26,205           140,307

   Contributions
      Companies' . . . . . . . . . . . . . . .    16,225            12,203
      Participants'  . . . . . . . . . . . . .    29,081            25,803
          Total contributions  . . . . . . . .    45,306            38,006

    Merger of USLIFE SIP . . . . . . . . . . .         -            85,788
    Merger of WesternSave Plan . . . . . . . .         -             6,375

              Total additions  . . . . . . . .    71,511           270,476

Deductions from net assets
   Benefits
      American General Corporation common
        stock  . . . . . . . . . . . . . . . .     9,894             8,700
      Cash . . . . . . . . . . . . . . . . . .    54,835            41,303
      Forfeitures  . . . . . . . . . . . . . .       991               864
      Participant loan origination fees  . . .        34                31

             Total deductions  . . . . . . . .    65,754            50,898

             Net increase  . . . . . . . . . .     5,757           219,578

Net assets available for benefits
             Beginning of year . . . . . . . .   548,957           329,379

             End of year . . . . . . . . . . .  $554,714          $548,957










The accompanying notes are an integral part of these financial statements.



AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

The American General Employees' Thrift and Incentive Plan (the Plan) financial statements are prepared in conformity with accounting principles generally accepted in the United States.

Investments in American General Corporation (American General or the Company) common stock are reported at fair value based on published market prices. Fair values of other investments are reported as follows: 1) investment in American General Life Insurance Company (American General Life) deposit administration group annuity contract, at contract value (see Note E); 2) investments in the American General Series Portfolio Company (AGSPC) Stock Index and Growth Funds, the Putnam OTC & Emerging Growth Fund, the Templeton Foreign Fund and the Vanguard Fixed Income Securities Fund, at net asset value; and 3) short-term investments, at cost which approximates fair value. AGSPC is an open-end management investment company (mutual fund) whose investment advisor is The Variable Annuity Life Insurance Company (VALIC). VALIC and American General Life are wholly owned subsidiaries of American General.

Participant notes are recorded as plan investments at amortized values.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded as income on ex-dividend dates, and interest income is recorded using the accrual method of accounting.

Contributions are recorded as additions to net assets on the date the contributions become payable to the Plan.

Interfund transfers are recorded at the market value of the amount transferred.

Benefits paid to participants are recorded upon distribution at the market value of the assets distributed.

The preparation of financial statements requires management to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities, (2) disclosures of contingent assets and liabilities, and (3) the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

Statement of Position ("SOP") 99-3, effective for plan years ending after December 15, 1999, was adopted by the Plan's management in 1999. SOP 99-3 required various changes to the reporting of certain defined contribution benefit plan investments and other financial disclosure matters; therefore, certain prior year amounts have been reclassified to conform with the current year presentation.

NOTE B--DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.






AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE B--DESCRIPTION OF THE PLAN--Continued

General

The Plan, which is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), is a defined contribution plan offered to eligible employees of American General and certain of its subsidiaries (the Companies). Salaried and certain regular employees are eligible to participate in the Plan. Effective January 1, 1999, the Plan's eligibility requirements were changed from the earlier of completion of one year of service or attainment of age 35 to 30 days of service. Non-salaried employees who have completed 1,000 hours of service in one service year and have attained age 21 are eligible to participate in the Plan. The Plan provides for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC).

Substantially all of the costs of administering the Plan are paid by the Companies.

The Plan's investments are held in a bank-administered trust fund.

Investment Options

Participants may direct their employee contributions in one of seven funds or a combination of each fund. These funds invest in: 1) shares of American General common stock (Stock Fund); 2) a deposit administration group annuity contract issued by American General Life (Cash Fund); 3) shares of the AGSPC Stock Index Fund (Equity Index Fund); 4) shares of the Putnam OTC & Emerging Growth Fund (Small-Cap Fund); 5) shares of the AGSPC Growth Fund (Large-Cap Blend Fund, formally called Mid-Cap Fund); 6) shares of the Templeton Foreign Fund (International Fund); and 7) shares of the Vanguard Fixed Income Fund (Bond Fund). The Companies' contributions are invested soley in the Stock Fund; however, participants age 60 or older can direct the investment of their employer matching contributions into any of the available funds.

Amounts which have not yet been used to purchase investments in either the Stock, Cash, Equity Index, Small-Cap, Large-Cap Blend, International, or Bond Funds are temporarily invested in short-term investments. Income from these short-term investments is allocated to Plan participants based on current contributions.

Contributions

Employees who elect to participate may contribute, on a pretax basis, a basic amount ranging from one to six percent of base pay and an additional amount ranging from one to ten percent of base pay, subject to the contribution limitations discussed below. The Companies contribute an amount ranging from 50 percent to 100 percent of the employee's basic contribution as determined annually by the Personnel Committee of the American General Board of Directors. The Companies contributed 75 percent of employee's basic contributions during 1998. Effective January 1, 1999, the Companies contributed an amount equal to 100 percent of the first three percent of the participant's basic contribution, plus 50 percent of the next three percent of the participant's basic contribution.
These changes were made to allow the plan to meet the safe harbor provisions of IRC 401(k)(12).


AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE B--DESCRIPTION OF THE PLAN--Continued


Participants may change their contribution rate and investment election for future contributions, as well as transfer all or part of their employee account balances among funds, no more than once each month. All changes, except transfers, are effective on the first day of the first pay period of each month. Transfers are effective on the last business day of the month the request is received.

Contribution Limitations

For 1999 and 1998, the total amount of participant pretax contributions is limited to $10,000. Additionally, the total amount of annual participant and company contributions (including forfeitures) must not exceed the lesser of 25 percent of compensation or $30,000. During 1999 and 1998, the total amount of base pay that can be used in determining contributions under the Plan is $160,000.

ERISA and the IRC provide that qualified plans, such as the American General Employees' Thrift and Incentive Plan, cannot discriminate in favor of highly compensated individuals. Effective January 1, 1999, the nondiscrimination testing and refunds of excess contributions are no longer required under the safe harbor provisions of the IRC. These changes were made to allow the plan to meet the safe harbor provisions of IRC 401(k)(12). For 1998, pre safe harbor, certain highly compensated individuals may have been required to receive refunds of any contributions in excess of the IRC Sections 401(k) and
(m) limits and all earnings attributable to such contributions. Contributions from highly compensated individuals for 1998 were limited to 6 percent of base pay.

Amounts in excess of the limits discussed above are designated on the statement of net assets as "Payables - Excess contribution refunds" and were refunded within 2-1/2 months of the Plan's year end. "Payables - Excess contribution forfeitures" represent the nonvested excess contributions of the Companies and are available to reduce future company contributions.


Participant Accounts

Each participant's account is credited with the participant's and the Companies' contributions and an allocation of Plan earnings. Allocation of Plan earnings are based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus the earnings thereon. Effective January 1, 1999, the participants immediately become 100 percent vested in the Companies' contributions made in 1999 and subsequent years. These changes were made to allow the plan to meet the safe harbor provisions of IRC 401(k)(12). Prior to January 1, 1999, participants obtained a vested interest in the Companies' contributions and the earnings thereon at the rate of two percent per month of plan participation after one year of service.


AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE B--DESCRIPTION OF THE PLAN--Continued


Any non-vested portion of the Companies' contributions made prior to January 1, 1999 will become 100 percent vested upon retirement, attainment of age 65, total disability, or death. These changes were made to allow the plan to meet the safe harbor provisions of IRC 401(k)(12).

Payment of Benefits

Upon termination of service, and if consented to by the participant (required only if the total value, both vested and nonvested, of the account exceeded $5,000 and the participant is under age 65), a participant will receive a distribution equal to the vested value of his or her account. Distributions must begin by April 1 of the calendar year following the later of either the calendar year in which the employee reaches age 70-1/2, or the calendar year in which the employee retires.

Participant Loans

Participants may borrow from their fund accounts, in a single loan, a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms range from 12 to 58 months. Loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined from time to time. Principal and interest are paid to the participant's account through payroll deductions. Early loan payoff is allowed.

Forfeitures

Participants terminating employment forfeit their nonvested interest in the Companies' contributions on the earlier of (1) the distribution of the entire nonforfeitable portion of their account or (2) upon incurring a period of severance equal to five consecutive one-year breaks in service. Forfeitures are available to reduce the Companies' future contributions. Participants who terminate and are reemployed with a participating company before incurring five consecutive one-year breaks in service are entitled to their nonvested or forfeited amounts, subject to certain provisions as stated in the Plan document.

Due to the adoption of safe harbor, for years beginning after December 31, 1998, the Companies' contributions are immediately fully vested and nonforfeitable.


NOTE C--INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets.









AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE C--INVESTMENTS--Continued

In thousands


                                                        December 31,
						    1999            1998

American General Corporation
   common stock  . . . . . . . . . . . . . . .    $343,327*       $365,932*
American General Life Insurance Company
   deposit administration group
   annuity contract  . . . . . . . . . . . . .      94,861          95,742
American General Series Portfolio Company
   Stock Index Fund  . . . . . . . . . . . . .      51,150          38,581

*Nonparticipant-directed (See Note D)

The Plan's investments (including gains and losses on investments bought and sold as well as held during the years) appreciated (depreciated) in value as follows:

In thousands
                                                         Years Ended
							 December 31,
                                                     1999            1998

       Mutual funds . . . . . . . . . . . . .      $21,258         $ 11,381
       Common stock . . . . . . . . . . . . .      (10,558)         112,520
       Corporate bonds  . . . . . . . . . . .         (709)             147
                                                   $ 9,991         $124,048

NOTE D--NONPARTICIANT-DIRECTED INVESTMENTS


Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

In thousands


                                                         December 31,
					            1999             1998

Net assets

      AGC common stock fund  . . . . . . . . .    $344,003         $365,002











AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE D--NONPARTICIPANT-DIRECTED INVESTMENTS--Continued


                                                          Years Ended
                                                          December 31,
                                                     1999             1998

Changes in net assets
   Contributions . . . . . . . . . . . . . . . . . $ 23,925         $ 19,133
   Dividends . . . . . . . . . . . . . . . . . . .    7,298            7,148
   Interest  . . . . . . . . . . . . . . . . . . .       52               42
   Net appreciation (depreciation) . . . . . . . .  (10,558)         112,520
Merger of USLIFE SIP . . . . . . . . . . . . . . .        -           43,052
Merger of WesternSave Plan . . . . . . . . . . . .        -            3,461
Benefits paid to participants  . . . . . . . . . .  (40,179)         (29,572)
Interfund transfers  . . . . . . . . . . . . . . .     (543)          (2,136)
Other expenses . . . . . . . . . . . . . . . . . .     (994)            (866)
                                                   $(20,999)        $152,782


The Stock Fund contains both participant and nonparticipant-directed contributions with earnings not separately determinable; therefore, the Stock Fund is considered a total nonparticipant-directed investment option.

NOTE E--INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan maintains an investment contract with American General Life, a wholly owned subsidiary of American General. The deposit administration group annuity contract is valued at contract value, which approximates fair value, and represents contributions under the contract, plus interest at the contract rate, less funds used to pay benefits. The guaranteed minimum rate of the contract is reset annually by American General Life.

The contract had a guaranteed minimum rate of 6.25%, for 1999 and 1998. Any earnings in excess of the guaranteed minimum rate are credited to the participants.

The effective earned yield is calculated based on the calendar year. The effective earned yield of the investment contract for 1999 and 1998 was 6.48% and 6.49%, respectively.

NOTE F--PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to withdraw from the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE G--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Benefits processed and approved for payment, but not paid as of December 31, are recorded on Form 5500 but not in the financial statements.




AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE G--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500--Continued


The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

  In thousands


                                                            December 31,
							1999            1998

Net assets available for benefits
  per the financial statements . . . . . . . . . . .  $554,714         $548,957
Benefits payable to withdrawing participants . . . .    (4,353)          (7,599)
Net assets available for benefits
  per Form 5500  . . . . . . . . . . . . . . . . . .  $550,361         $541,358


The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:


  In thousands

                                                              Year Ended
							   December 31, 1999

  Benefits paid to participants per the
    financial statements
      American General Corporation common stock . . . .         $ 9,894
      Cash  . . . . . . . . . . . . . . . . . . . . . .          54,835
        Total benefits paid to participants per
          the financial statements  . . . . . . . . . .          64,729
  Benefits payable to withdrawing participants at
    year end  . . . . . . . . . . . . . . . . . . . . .           4,353
  Benefits payable to withdrawing participants at
    beginning of year . . . . . . . . . . . . . . . . .          (7,599)
        Benefits paid to participants per
          Form 5500 . . . . . . . . . . . . . . . . . .         $61,483


NOTE H--FEDERAL INCOME TAXES

Based on a favorable determination letter dated July 14, 1999, the Internal Revenue Service has ruled the Plan, as restated and amended, is qualified under Section 401(a) of the IRC and, therefore, exempt under Section 501(a) from federal income taxes.









AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS--Continued


NOTE I--PLAN MERGERS

Effective January 1, 1998, the USLIFE Corporation Employee Savings and Investment Plan (USLIFE SIP) was merged into the Plan. Assets totaling approximately $86 million, which included 775,806 shares of American General Corporation common stock, were transferred to the Plan's trust in January 1998. This plan merger was the result of the acquisition of USLIFE Corporation, made by American General through one of its wholly owned subsidiaries on June 17, 1997. Participants of the USLIFE SIP were eligible to participate in the Plan as of January 1, 1998.

Effective March 1, 1998, the Western National Corporation Employees' 401(k) Retirement Plan (the WesternSave Plan) was merged into the Plan. Assets totaling approximately $6 million, which included 32,841 shares of American General Corporation common stock, were transferred to the Plan's trust in March 1998. The plan merger was the result of American General completing the acquisition of Western National Corporation on February 25, 1998. Participants of the WesternSave Plan were eligible to participate in the Plan as of March 1, 1998.




AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

SCHEDULE H, Line 4 (i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

AT DECEMBER 31, 1999

EIN: 74-0483432
PN: 001


In thousands, except share amounts


                                                                   Fair
      Issuer                  Description              Cost        Value

American General           4,524,900 shares of       $153,631     $343,327
  Corporation*              common stock

American General Life      Deposit administration          **       94,861
  Insurance Company*        group annuity contract

American General Series    1,150,978 shares of AGSPC       **       51,150
  Portfolio Company*        Stock Index Fund

American General Series    1,001,591 shares of AGSPC       **       23,537
  Porfolio Company*         Growth Fund

Putnam                     527,743 shares of Putnam OTC    **       19,532
                            & Emerging Growth Fund

Participant Notes*         Loans issued at interest        **        7,458
                            rates between 8.25%
                            and 11.25%

Templeton                  654,040 shares of Templeton     **        7,338
                            Foreign Fund

Vanguard                   650,974 shares of Vanguard      **        5,279
                            Fixed Income Securities
                            Fund

State Street Bank          Short-term investments
 & Trust Company*           in money-market fund           **        2,484

                                                     $153,631     $554,966




*Party in interest

**Cost not required for participant-directed investments




AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

SCHEDULE H, LINE 4 (j) - SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 1999

EIN: 74-0483432
PN: 001

In thousands


                                                            Current
                                                            Value of
Identity of                                         Cost    Asset on     Net
  Party                       Purchase    Selling    of   Transaction   Gain
 Involved      Description     Price      Price     Asset     Date     (Loss)

Category (iii) - Series of non-participant directed transactions in excess of 5% of net assets available for benefits


State Street
 Bank & Trust
 Company       S/T Investments $43,336  $     -   $43,336    $43,336  $    -

State Street
 Bank & Trust
 Company       S/T Investment        -   42,987    42,987     42,987       -

  (A)          Company Stock    26,511        -    26,511     26,511       -
  (A)          Company Stock         -   38,557    15,090     38,557  23,467



(A) Parties involved are not presented, as permitted by Section 25250.103-6
    (d)(1)(i) of the Department of Labor's Rules and Regulations.



Note: Includes both participant-directed and nonparticipant-directed transactions.





                          SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the American General Employees' Thrift and Incentive Plan Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                  AMERICAN GENERAL EMPLOYEES'
                                  THRIFT AND INCENTIVE PLAN


June 22, 2000                     ELIZABETH A. DOBBS
				  Elizabeth A. Dobbs,
				  Vice President-Benefits & Payroll




               Consent of Independent Auditors



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-13407) pertaining to the American General Employees' Thrift and Incentive Plan of our report dated June 9, 2000, with respect to the financial statements and schedules of the American General Employees' Thrift and Incentive Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1999.

                                           ERNST & YOUNG LLP


Houston, Texas
June 22, 2000